EXHIBIT 99.1

Endeavour Silver Produces 1,428,828 oz Silver and 12,968 oz Gold (2.4 Million oz Silver Equivalents) in the Third Quarter, 2018

VANCOUVER, British Columbia, Oct. 11, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) reports its production results for the Third Quarter, 2018 from the Company’s three silver-gold mines in Mexico: the Guanaceví mine in Durango State and the Bolañitos and El Cubo mines in Guanajuato State. Silver production in the Third Quarter, 2018 was 1,428,828 ounces (oz) and gold production was 12,968 oz resulting in silver equivalent production of 2.4 million oz using a 75:1 silver:gold ratio.

Production Highlights for Third Quarter, 2018 (Compared to Third Quarter, 2017)

  Silver production increased 13% to 1,428,828 oz
  Gold production decreased 5% to 12,968 oz
  Silver equivalent production was 2.4 million oz (at a 75:1 silver: gold ratio)
  Silver oz sold increased 20% to 1,532,097 oz
  Gold oz sold decreased 5% to 13,025 oz
  Bullion inventory at quarter-end included 58,855 oz silver and 130 oz gold
  Concentrate inventory at quarter-end included 43,920 oz silver and 603 oz gold

Silver equivalent production was higher in Q3, 2018 compared to Q3, 2017, also compared to Q2, 2018, due to significantly improved silver and gold grades at El Cubo being mined from the center of the Villalpando-Asuncion orebody. The higher silver and gold production at El Cubo were offset by lower silver and gold grades at Guanaceví mined near the bottom of the Porvenir Norte and Santa Cruz orebodies and lower gold grades at Bolañitos in the upper Plateros orebody. Guanaceví throughput and grades are expected to continue rising as the newly developed, higher grade Milache orebody commences production this month and the Bolañitos gold grades are expected to improve in Q4, 2018.

At El Compas, the plant is scheduled to re-commence operations this week, after the temporary halt in August to allow the fine tailings area to be dewatered, expanded and under-drains improved.  A second fine tailings area has been excavated to improve overall settling of the fine tailings and allow the coarse tailings storage area to form a solid beach. During the plant shutdown, the mine continued to operate and has stockpiled over 12,000 tonnes of ore near the plant.  Management now expects El Compas to achieve commercial production in Q4, 2018.

Endeavour CEO and Director Bradford Cooke commented, “During the third quarter, El Cubo production continued to outperform, but Guanaceví and Bolañitos fell short of plan resulting in steady quarterly production. Looking ahead to Q4, 2018, management anticipates higher silver and gold production due mainly to higher anticipated throughput and grades at Guanaceví and initial production from El Compas.”

Production Tables for Third Quarter, 2018
Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	81,268	883	218	0.48	91.0%	88.8%	518,318	1,114
Bolañitos	109,728	1,193	84	1.67	79.7%	82.0%	236,197	4,832
El Cubo	126,825	1,379	188	2.00	88.0%	86.1%	674,313	7,022
Consolidated	317,821	3,455	160	1.50	87.5%	84.8%	1,428,828	12,968
(1) gpt = grams per tonne

Production Tables for Nine Months Ended September 30, 2018
Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	231,514	848	222	0.59	89.5%	90.7%	1,479,576	3,984
Bolañitos	333,237	1,221	87	1.80	79.4%	82.8%	740,229	15,961
El Cubo	393,044	1,440	174	1.85	87.1%	85.1%	1,915,758	19,905
Consolidated	957,795	3,508	155	1.53	86.5%	84.7%	4,135,563	39,850
(1) gpt = grams per tonne

Q3 and YTD 2018 Consolidated Performance, Compared to Previous Periods
Three Months Ended September 30				Nine Months Ended September 30
2018	2017	% Change		2018	2017	% Change
317,821	322,784	(2%)	Throughput (tonnes)	957,795	929,949	3%
1,428,828	1,262,064	13%	Silver ounces produced	4,135,563	3,482,826	19%
12,968	13,648	(5%)	Gold ounces produced	39,850	38,430	4%
1,404,677	1,231,975	14%	Payable silver ounces produced	4,058,377	3,402,884	19%
12,665	13,337	(5%)	Payable gold ounces produced	39,005	37,552	4%
2,401,428	2,285,664	5%	Silver equivalent ounces produced(1)	7,124,313	6,365,076	12%
1,532,097	1,275,922	20%	Silver ounces sold	4,196,857	3,500,337	20%
13,025	13,759	(5%)	Gold ounces sold	39,499	37,343	6%
(1) Silver equivalent ounces calculated using 75:1 ratio. The prior year’s silver equivalents have been re-stated using the 75:1 ratio for comparison purposes.

Performance against 2018 Production Guidance

For the nine months ended September 30, 2018, silver production was 4,135,563 oz and gold production was 39,850 oz, resulting in silver equivalent production of 7.1 million oz. Based on the Company’s performance to date, management estimates a 5% production shortfall to the 2018 consolidated production guidance, due to the delayed commercial production at El Compas, lower gold grades at Bolañitos and lower mine output at Guanaceví. This anticipated production shortfall and lower gold prices will likely also impact the Company’s ability to meet its 2018 cost guidance (see Endeavour News Release dated January 25, 2018).

Release of Third Quarter, 2018 Financial Results and Conference Call

The Third Quarter, 2018 financial results will be released before the market open on Wednesday, October 31, 2018 and a telephone conference call will be held the same day at 10:00am PT (1:00pm ET). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 2625#. The audio replay and a written transcript will be available on the Company's website at www.edrsilver.com under the Investor Relations, Events section.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently commissioning its fourth mine at El Compas, advancing a possible fifth mine at the Terronera mine project and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2018 including changes in mining operations and production levels, and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.